UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
GuestOf, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 29, 2017

Physical address of issuer
2025 Washington Ave, Suite 214, Philadelphia, PA 19146

Website of issuer
https://www.guestofapp.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
16,667

Price (or method for determining price)
$1.50

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$600,000.00

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$3,428	n/a
Cash & Cash Equivalents	$2,739	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$0	n/a
Long-term Debt	$0	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold	$0	n/a
Taxes Paid	$0	n/a

Net Income	$(5,932)	n/a
	Most recent fiscal year-end	**Prior fiscal year-end**

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 15, 2017

GuestOf, Inc.



Up to $600,000.00 of Series Seed Preferred Stock

GuestOf, Inc. ("GuestOf", the "Company," "we," "us", or "our"), is offering up to $600,000.00 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000.00 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000.00 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000.00 under the Regulation CF Offering and a total of $200,000.00 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $600,000.00 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.guestofapp.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/guestof

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

GuestOf, Inc. (the "Company") is a Delaware Corporation, formed on August 29, 2017.

The Company is located at 2025 Washington Ave, Suite 214, Philadelphia, PA 19146.

The Company's website is https://www.guestofapp.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/guestof and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

GuestOf is a smart entry system that allows keyless entry to the common areas of a building through a phone app, a SaaS based landlord dashboard, and a hardware device. We make tenant lives better (no waiting outside the door for guests of tenants, no keyfobs required, etc.) while offering property managers flexible payment options (subscription based or one-time fee with a tenant payment plan) and the easiest installation on the market.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	16,667
Maximum amount of Series Seed Preferred Stock	$600,000
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	400,000
Purchase price per Security	$1.50
Minimum investment amount per investor	$500
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 15-16, 19 hereof.
Voting Rights	See the description of the voting rights on page 12, 21-22 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks,

employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may subject to dilution.

Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

GuestOf is a smart entry system that allows keyless entry to the common areas of a building through a phone app, a SaaS based landlord dashboard, and a hardware device.

Business Plan

We make tenants' lives better (no more waiting outside the door for guests of tenants, no key fobs required, etc.) while offering property managers affordable, flexible payment options (subscription-based or one-time fee with a tenant payment plan) and easy installation. Residents simply create virtual keys for their friends or family with the iOS, Android (coming soon), or online web apps, and then share those unique QR code keys directly to their guest's phone. When they arrive at the apartment building, all they have to do is scan the QR code key at the GuestOf device installed at the front door. The residents will be notified on their phone that their guest has arrived, and management has a time stamped record of each scan - no need to sign in. We offer a no-subscription pricing option that shifts the recurring payment to those we are solving real pain for, the tenants – our research indicates a significant portion of property managers prefer this pricing model. Our patent pending technology comes without bloated costs, and the QR based key is more seamless and shareable than an app-required bluetooth/NFC option.

The Company's Products and/or Services

Product / Service	Description	Current Market
Smart Entry System	Allows keyless entry to the common areas of a building through a phone app, a SaaS based landlord dashboard, and a hardware device.	We serve the 256k multifamily apartment complexes with 10+ units, the 1.01M commercial office buildings across the US, and later on, the 260k vacation home listings that are apartments, which equates to around $4.3 billion one-time and $1.4 billion recurring in market value at our current pricing.

We are developing two additional products: An enterprise model of GuestOf for the massive office and commercial market, designed for office complexes and their employees. We have a paid pilot launching in September at a Philadelphia co-working space. Our upcoming Key Locker device, which will further drive our "easy retrofit" value and push us into the rapidly growing vacation rental market, led by Airbnb, VRBO, HomeAway, etc.

Our marketing and distribution relies on methods outside of direct sales in order to support our price-conscious business model. This is the area we are currently focusing on the most, and are testing a few models to determine the most effective strategy, including: Distribution Partnerships, Business Development Partnerships, SEO/SEM/Email, inside sales, no obligation trials, referral programs, and inbound ecommerce web traffic. We're also planning to offer hardware to landlords at low cost, and then incentivizing them to drive tenant signups. This allows the property management to act as a sales force for us, as well as removes the hardware barrier from the B2C (GuestOf -> Tenant) sales model so we can utilize cost-efficient ecommerce methods to drive growth.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Since the tech that enables smart entry is not groundbreaking or wildly different (we use QR codes, others use Bluetooth or NFC), the true differentiation comes in how comfortable a property manager is in installing your product, primarily from a price and complexity perspective. This is our main value proposition, and is what has already allowed us to start filling our pipeline without direct sales efforts

Customer Base

We serve the 256 thousand (and growing) multifamily apartment complexes with 10 or more units, the 1.01 million commercial office buildings across the US, and later on, the 260 thousand vacation home listings that are apartments, which equates to around $4.3 billion one-time and $1.4 billion recurring in market value at our current pricing. Additional products we plan on rolling out later (like the key locker) will allow us to upsell those existing customers, as well as address that rapidly expanding Airbnb/vacation rental home market - Airbnb alone has more than doubled its stays every year since 2009, and is on track for over 100 million stays in 2017.

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15646565	Method and Apparatus for Streamlining Guest Entry into a Building	A method of providing an electronically generated key includes the steps of generating an account for a resident; allowing the resident to access a software application; receiving a request from the resident for an electronic pass; and generating the electronic pass. The method further includes the steps of electronically detecting the electronic pass at a reader; determining whether the electronic pass is valid; and activating a relay if the electronic pass is valid. A device for receiving the request and for activating the relay is also provided.	7/11/2017	Pending	USA

62551525	Method and Apparatus for Allowing Secure Key Transfer at a Building	This provisional patent application references and builds off of the non-provisionally filed patent, Serial No. 15/646,565 – "METHOD AND APPARATUS FOR STREAMLINING GUEST ENTRY INTO A BUILDING". It is by the same named inventors and the IP is assigned to the same company, GuestOf LLC. Whereas the previously named invention is for doors or common entrance areas of buildings, this additional device can be installed in the lobby/common area of a building, and allows the secure storage of physical keys, which can be accessed using the same software tools (phone app, dashboard, virtual QR keys) as the original invention. This allows residents of properties where the device is installed to lock their own apartment door, and leave the physical keys inside one of the small secure storage units provided at the "Key Locker". This way, a dog walker, apartment cleaner, friend/family, or anyone else who may require access while a tenant is not around can gain access to an otherwise locked door – without having to install a device on each individual apartment door.	8/29/2017	Pending (Provisional)	USA

Litigation
None

Other
The Company's principal address is 2025 Washington Ave, Suite 214, Philadelphia, PA 19146

The Company has the following additional addresses:

The Company conducts business in Pennsylvania.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum	Amount if	% of Maximum	Amount if

	Proceeds Raised	Minimum Raised	Proceeds Raised	Maximum Raised
Offering Expenses	44.50%	$11,124	9.35%	$54,250
Marketing, Operations, and General Expenses	5.55%	$1,388	9.07%	$54,575
Founders Living Wage	22.20%	$5,550	36.26%	$218,300
New Product Development (Key Locker)	8.32%	$2,081	13.60%	$81,863
Materials and Manufacturing	5.55%	$1,388	9.07%	$54,575
New Hire	13.88%	$3,469	22.66%	$136,437
Total	**100.00%**	**$25,000**	**100.00%**	**$600,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andrew Otto

All positions and offices held with the Company and date such position(s) was held with start and ending dates
February 15, 2016 - Present, CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2014 - present, Actuary at Liberty Mutual. Conduct analysis, statistical modeling, product development and assist in strategic planning on a multitude of admitted and non admitted products. Built analytics platform to process 250+ gigabyte data sets in soft real time allowing for a drastic increase in measurement capabilities across all major lines of business. Lead team to increase profit margins by 5% on a $1B book of new auto business via non traditional actions. Create machine learning models to find new areas of growth/profit opportunity in products representing $20B of annual premium.

Name
Matt Nicosia

All positions and offices held with the Company and date such position(s) was held with start and ending dates
February 15, 2016 - Present, CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
June 2015 - July 2016, Business Operations Consultant at ZS Associates. Managed overall project and client engagement, supported customer sales and marketing activities and ensured productivity and profitability in business operations.
April 2013 - May 2015, Project Manager at Ariba. Managed over $1.5 million in annual revenue through delivery of multiple refresh and implementation projects for Ariba's SaaS Spend Visibility business intelligence product. Provided ongoing technical expertise and consulting to customers for data classification, visualization, spend analytics and strategy.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andrew Otto

All positions and offices held with the Company and date such position(s) was held with start and ending dates
February 15, 2016 - Present, CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2014 - present, Actuary at Liberty Mutual. Conduct analysis, statistical modeling, product development and assist in strategic planning on a multitude of admitted and non admitted products. Built analytics platform to process 250+ gigabyte data sets in soft real time allowing for a drastic increase in measurement capabilities across all major lines of business. Lead team to increase profit margins by 5% on a $1B book of new auto business via non traditional actions. Create machine learning models to find new areas of growth/profit opportunity in products representing $20B of annual premium.

Name
Matt Nicosia

All positions and offices held with the Company and date such position(s) was held with start and ending dates
February 15, 2016 - Present, CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
June 2015 - July 2016, Business Operations Consultant at ZS Associates. Managed overall project and client engagement, supported customer sales and marketing activities and ensured productivity and profitability in business operations.
April 2013 - May 2015, Project Manager at Ariba. Managed over $1.5 million in annual revenue through delivery of multiple refresh and implementation projects for Ariba's SaaS Spend Visibility business intelligence product. Provided ongoing technical expertise and consulting to customers for data classification, visualization, spend analytics and strategy.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual

or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Pennsylvania, New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Common Stock

The Company has 1,000,000 authorized shares at a par value of $0.00001. Of these, 900,000 shares were issued at par value to the two officers as Founders Shares, for a total value of $9.

The Company was formed as an LLC and the balance in Members' Equity consisted of contributions from the co-founders. This balance was reclassified as Additional Paid In Capital, as these financial statements are retroactively restated in order to account for the subsequent conversion to a Delaware C-Corporation on September 1, 2017.

Type of security	Common Stock
Amount issued	900,000
Amount outstanding	100,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	99.17%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$10,000
Voting Rights	None
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.83%

The Company has the following debt outstanding: N/A

Ownership

A majority of the Company is owned by a couple of people.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Matt Nicosia	50.0%
Andrew Otto	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

GuestOf, Inc. became a Delaware corporation on September 1, 2017, prior to which the Company was a Pennsylvania limited liability company. The Company is a SaaS provider for the real estate industry (specifically access control), enabled by a hardware component. The Company has not recognized significant revenue to date, and there is no certainty that the Company can realize its operational goals.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $140 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. A major component of the proceeds will go to people - as we are at such an early stage, a significant portion will go towards founder salaries, allowing the founders to pay their bills while continuing to operate and scale GuestOf. Another portion will go towards one (potentially two) new hire(s), focusing on growth marketing/sales and/or full stack software and firmware development. Other uses of the proceeds will be used for customer acquisition and marketing, new product development, and scaled manufacturing.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $1,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.00.

Additionally, we have set a minimum Closing Amount of $200,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $600,000.00 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.
- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Rights and Preferences

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below. If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and

(ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: N/A

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matt Nicosia
_____
(Signature)

Matt Nicosia
_____
(Name)

CEO, Comptroller, and Chief Financial Officer
_____
(Title)

/s/Andrew Otto
_____
(Signature)

Andrew Otto
_____
(Name)

CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matt Nicosia
_____
(Signature)

Matt Nicosia
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Andrew Otto
_____
(Signature)

Andrew Otto
_____
(Name)

Director

_____

(Title)

_____

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

GUESTOF, INC.

Reviewed Financial Statements and Independent Accountant's Review Report
December 31, 2016

GUESTOF, INC.

FINANCIAL REPORT
For the Period of February 15, 2016 (inception) to December 31, 2016

Table of Contents





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Members
GuestOf, Inc.
Philadelphia, PA

We have reviewed the accompanying financial statements of GuestOf, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the period of February 15, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, GuestOf, Inc. has generated no significant revenue to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about GuestOf, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

September 7, 2017

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

GUESTOF, INC.
BALANCE SHEET
(unaudited)

	December 31, 2016
Assets	
Current assets	
Cash	$ 2,739
Inventory	689
Total current assets	3,428
Total assets	3,428

	Liabilities and shareholders' equity	
	2016
Current liabilities	
Accounts payable	-
Total current liabilities	-
Commitments and contingencies	-
Shareholders' Equity	
Common Stock, $0.00001 par value; 1,000,000 shares authorized, 900,000 shares issued and outstanding	9
Additional Paid In Capital	9,351
Accumulated Deficit	(5,932)
Total stockholders' equity	3,428
Total liabilities and shareholders' equity	$ 3,428

See accountants' review report and accompanying notes to the financial statements.

GUESTOF, INC.
STATEMENT OF OPERATIONS
(unaudited)

	For the period February 15, 2016 (inception) to December 31,
	2016
Operating expenses	
Advertising	$ 60
Bank Service Charges	16
Legal Expenses	4,500
Printing & Stationery	39
Rent	700
Dues & Subscriptions	247
Other General & Administrative	370
Total operating expenses	5,932
Other income (expense)	
Interest expense	-
Interest income	-
Total other income (expense)	-
Net loss	$ (5,932)
Basic & diluted earnings (loss) per share for the period	$ (0.01)
Basic & diluted weighted average shares outstanding	900,000

See accountants' review report and accompanying notes to the financial statements.

3

GUESTOF, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the period of February 15, 2016 (inception) to December 31, 2016

	Common Stock Shares		Common Stock Amount		Additional Paid In Capital		Accumulated Deficit		Total Equity
Balance on February 15, 2016	-		-		-		-		-
Net Loss							(5,932)		(5,932)
Member Contributions, less expenses					9,360				9,360
Founders Shares issued at par upon conversion to a corporation	900,000		9		(9)				-
Balance on December 31, 2016	**900,000**	**$**	**9**	**$**	**9,351**	**$**	**(5,932)**	**$**	**3,428**

See accountants' review report and accompanying notes to the financial statements.

4

GUESTOF, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	For the period February 15, 2016 (inception) to December 31,
	2016
Cash flows from operating activities	
Net loss	$ (5,932)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
(Increase)/decrease in inventory	(689)
Net cash used by operating activities	**(6,621)**
Cash flows from financing activities	
Shareholder contributions	9,351
Founders Shares issued for services	9
Net cash provided by financing activities	**9,360**
Net increase in cash and cash equivalents	2,739
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	**$ 2,739**

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

This summary of significant accounting policies of GuestOf, Inc. ("the Company") is presented to assist in understanding the Company's financial statements and have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Business Activities

GuestOf, Inc. became a Delaware corporation on September 1, 2017, prior to which the Company was a Pennsylvania limited liability company. The Company is a SaaS provider for the real estate industry (specifically access control), enabled by a hardware component. The Company has not recognized significant revenue to date, and there is no certainty that the Company can realize its operational goals.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's inception was February 15, 2016 and the fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2016, the Company recognized $60 in advertising costs, recorded in G&A costs.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale portion operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
Persuasive evidence of an arrangement exists;
Delivery has occurred or services have been rendered;
The fee for the arrangement is fixed or determinable; and
Collectability is reasonably assured.

Inventory

Inventory is recorded at lower of cost of market. Purchased inventory is recorded on the first-in-first-out basis (FIFO). On an annual basis, the Company performs analysis of inventory to determine the existence of slow-moving or obsolete inventory, for which an impairment charge may be necessary to properly reflect the value of inventory. Management determined there was no such impairment charge necessary at December 31, 2016. At December 31, 2016, all inventory consists of raw materials.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

As a limited liability company as of December 31, 2016, the Company was not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss was allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

The Company converted to a corporation on September 1, 2017, and will be filing as a corporation for tax year 2017 and forward.

Net Income (Loss) Per Common Share
Basic earnings per share is computed using the weighted-average number of shares outstanding. The dilutive effect of potential shares outstanding is included in diluted net earnings per share. As of December 31, 2016, no potentially dilutive instruments were outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, the Company had $2,739 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

The Company has 1,000,000 authorized shares at a par value of $0.00001. Of these, 900,000 shares were issued at par value to the two officers as Founders Shares, for a total value of $9.

The Company was formed as an LLC and the balance in Members' Equity consisted of contributions from the co-founders. This balance was reclassified as Additional Paid In Capital, as these financial statements are retroactively restated in order to account for the subsequent conversion to a Delaware C-Corporation on September 1, 2017.

NOTE 3 – INCOME TAXES

The Company was formed as an LLC and was not a taxpaying entity; therefore, no deferred tax asset has been determined. Due to the subsequent conversion to a corporation, the company will be filing as a corporation for tax year 2017 and forward.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2016 are subject to federal and state tax examinations. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the co-founders contributed funds for operations. These are not a loan and are recorded in Additional Paid In Capital.

NOTE 5 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $6,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent events have been evaluated by management through September 7, 2017, the date the financial statements were available to be issued. The following subsequent event requiring disclosure was noted:

> On September 1, 2017, the company converted from a Pennsylvania LLC to a Delaware C-Corporation. These financial statements have been retroactively restated to account for the conversion.

EXHIBIT C

PDF of SI Website




GuestOf

Making smart access affordable for multifamily, office and vacation real estate properties with a keyless and easily retrofitted smartphone entry solution. Edit Profile

$500	**$1,500,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

GuestOf is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by GuestOf without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Addressable US Properties

1,526,000

Millennials That Would Pay More For An Apartment With "High-Tech" Door Locks

55%

> Pilot at 105 unit property since February 2017 converted to first paying customer in June

> Funnel of ~10 new customers, including condo building, co-working space, and several multifamily owners with multiple buildings under umbrella

> Selected as one of three featured Security/Privacy startups at TechCrunch Disrupt 2017 in San Francisco

> Graduate of the NextFab RAPID Hardware Accelerator

> Round Size: US $500,000

> Raise Description: Seed

> Minimum investment: US $500 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $1,500,000

> Target Minimum Raise Amount: US $200,000

> Offering Type: Side by Side Offering

…n't think of a complaint - the residents love GuestOf, and it's easy for me to use. When I move a new resident in they're always excited to go download the app and get started." — Margaret, Post Brothers Property Manager*

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*The preceding individual was not compensated in exchange for her testimonial. In addition, her testimonial should not be construed as and/or considered investment advice.

Smart Access For Everyone

Ever gone to a friend's apartment complex and tried to find them on the intercom callbox at the front door, only to be stranded outside when you realize they don't have their phone on them or aren't even in the directory? Or tried to figure out a way to safely leave a key for your dog walker or apartment cleaner? Or had to deal with constantly going downstairs to let people in when hosting dinner or a party?

Access control at apartment complexes is completely outdated. Despite being one of the world's largest industries, real estate is a late adopter of technology - but that's starting to change. Still, as it begins to adopt new technology to remain competitive (**86% of millennials are willing to pay about one-fifth more for a smart apartment**), only the newest construction can afford to install the latest smart home gadgets. In order to continually maintain tenants with minimal churn, property managers need to adopt technology that makes their tenants lives better while allowing affordable & flexible payment options.

GuestOf is Smart Access For Everyone - by offering affordable, easily retrofitted software access solutions, we bridge the gap between the way things have always been and the way they'll eventually be. Our high end competition's self-admitted "biggest challenge is simply competing with the status quo and shifting the adoption curve forward." Anywhere there's a callbox, an intercom, a fob reader, key box, etc….GuestOf can be installed, positioned to be that shift.

Pitch Deck



DOWNLOAD

〈   〉

Product & Service

GuestOf is a smart entry system that allows keyless entry to the common areas of a building through a phone app, a SaaS based landlord dashboard, and a hardware device. **We make tenants' lives better** (no more waiting outside the door for guests of tenants, no key fobs required, etc.) while offering property managers **affordable, flexible payment options** (subscription-based or one-time fee with a tenant payment plan) and easy installation.

Residents simply create virtual keys for their friends or family with the iOS, Android (coming soon), or online web apps, and then share those unique QR code keys directly to their guest's phone. When they arrive at the apartment building, all they have to do is scan the QR code key at the GuestOf device installed at the front door. The residents will be notified on their phone that their guest has arrived, and management has a time stamped record of each scan - no need to sign in.

We offer a no-subscription pricing option that shifts the recurring payment to those we are solving real pain for, the tenants – our research indicates a significant portion of property managers prefer this pricing model. Our patent pending technology comes without bloated costs, and the QR based key is more **seamless and shareable** than an app-required bluetooth/NFC option. We are also developing two additional products:

- An enterprise model of GuestOf for the massive **office and commercial market**, designed for office complexes and their employees. We have a paid pilot launching in September at a Philadelphia co-working space.

- Our upcoming Key Locker device, which will further drive our "easy retrofit" value and push us into the rapidly growing vacation rental market (e.g. **Airbnb, VRBO, HomeAway,** etc.)

Gallery

RISKS



Tenant App. Tenants can control multiple keys on the fly from the app.

Media Mentions

   

Team Story

The idea for GuestOf came about in November 2015 after co-founder Matt realized that not only was it a pain having to find his girlfriend on the callbox every time he visited her apartment (which was often), it also gave her limited control over who came in or out. As he started to write out the process that would eventually become GuestOf, he went to visit some college friends to watch a football game at a bar - while there, he brought up his idea, and his friend since freshman year, Andrew, said "I'll bet I could help you build that". Many nights and weekends were spent designing, prototyping, and market testing, and by October 2016 Matt and Andrew decided to make it a full-time thing.

We've now launched our first product and, among other uses of the funds we raise, are planning to add one or two more talented folks to our team to help us grow.

Founders and Officers



Andrew Otto
CO-FOUNDER & CTO

BS in Mathematics and Statistics from Penn State University. FCAS and MAAA certifications in actuarial science. Managed web and software development at prior startup.

RISKS



Matt Nicosia
CO-FOUNDER & CEO



MBA in Marketing, Ops Research and Information Systems from Carnegie Mellon University. Marketing consulting experience at ZS Associates, SaaS project management at SAP Ariba.

Notable Advisors & Investors



Nextfab
Investor, NextFab is a network of makerspaces in Philly & Wilmington.



Ben Franklin Technology Partners
Investor, Provides direct funding, assistance and networking to tech firms throughout PA.

Q&A with the Founder

Q: Who are your competitors and what makes you different? What is your competitive advantage?

GuestOf: ● Latch (www.latch.com) - Good for top-tier luxury apartment complexes, relies on bluetooth/NFC to unlock. This means any key user must download the app, unlike our QR code based system. Extremely cost-prohibitive due to subscription and per-device fees on every apartment door. ● ButterflyMX (www.butterflymx.com) - Allows QR code entry, but relies on a complicated & expensive directory screen at front entrance. Subscription and per-device fees.

Q: Please identify the key Customers/partnerships?

GuestOf: Post Brothers (pilot customer, converted to paying), Odin Properties (installation discussions completing), Alliance Residential (installation discussions ongoing), Comcast MachineQ (potential network provider), Datawatch Systems (access control provider)

Q: Can you elaborate a little more on the partnerships?

GuestOf: Comcast recently rolled out a new subsidiary company called MachineQ. Being in Philly, we're close to their headquarters and have been there several times to discuss a partnership. MachineQ is a platform through which IoT devices can access the LoRa (Long Range, Low Power Wide Area) network, a type of wireless telecommunication wide area network designed to allow long range communications at a low bit rate among connected objects. Rather than using Ethernet or WiFi, our devices would connect to the LoRa network automatically, with no need for additional wiring, WiFi setup/maintenance or 3g cell costs. Currently GuestOf is Ethernet only, but a partnership with Comcast would give us a big competitive advantage, allowing us to streamline installations and provide coverage in areas where Ethernet or WiFi cannot reach (like gated communities, remote garages, etc.), in addition to piggybacking off of MachineQ's rapid expansion. We are still testing this out and building prototypes, but we expect this by the end of the year. Datawatch Systems is a full service access control solution provider - we were recently added as a product option in their multifamily offerings.

Q: What is the monetization plan?

GuestOf: We are the only smart access system that offers two ways to pay - a property manager subscription of $999 / year, or a tenant subscription of a one-time $2,499 install fee from the property manager and $1.99 / month from tenants who opt-in to the service. As we roll out additional products down the road, we can upsell our existing customers as well as expand the market.

Q: What is your plan with only $140 in the bank right now?

GuestOf: We are currently closing on two sales – one is a co-working space that's rolling out a paid pilot of our office building/enterprise product, designed for companies and their employees. That will be $2,499 coming within the next few weeks, and we are also closing on one to two new apartment buildings with a local property developer in the next couple months. Higher up the funnel, we have around ten customers in varying stages of development, with additional marketing efforts deploying throughout Q4. Also, as we are committed to this business (we've bootstrapped nearly the whole company ourselves to thus far), we will kick in any additional funds as needed.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet
RISKS

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Offering cap	N/A	US $600,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with GuestOf's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with GuestOf's offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



- Marketing, Operations ...
- Founders Living Wage
- New Product Develop...
- Materials and Manufact...
- New Hire

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of GuestOf's prior rounds by year.

$1500000

Pre-Seed (Convertible)   Current Seed (Preferred)

 RISKS

This chart does not represent guarantees of future valuation growth and/or declines.

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Pre-Seed

Round Size	US $10,000
Close Date	May 17, 2017
Security Type	Convertible Note

Market Landscape

We serve the 256 thousand (and growing) multifamily apartment complexes with 10 or more units, the 1.01 million commercial office buildings across the US, and later on, the 259 thousand vacation home listings that are apartments, which equates to around $4.1 billion one-time and $1.4 billion recurring in market value at our current pricing. Additional products we plan on rolling out later (like the key locker) will allow us to upsell those existing customers, as well as address that rapidly expanding Airbnb/vacation rental home market - Airbnb alone has more than doubled its stays every year since 2009, and is on track for over 100 million stays in 2017.

Risks and Disclosures

The development and commercialization of our products/services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations. Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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> 📁 Pitch Deck and Overview (1 file)
> 📁 Product or Service (9 files)
> 📁 Financials (4 files)
> 📁 Fundraising Round (3 files)
> 📁 Investor Agreements (1 file)
> 📁 Miscellaneous (1 file)

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EXHIBIT D

Investor Deck



GuestOf

Investment Disclaimer

This presentation contains offering materials prepared solely by GuestOf without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

GuestOf

GuestOf makes smart access affordable for multifamily, office and vacation real estate properties with a keyless and easily retrofitted smartphone entry solution



Front Door Scanner



Resident App



Key Locker



Landlord Dashboard

GuestOf

Opportunity for Multifamily

86%

Of millennials are willing to pay about 1/5th more for a smart apartment

61%

Are likely to rent an apartment because of electronic access features

"We're trying to mix 1960s modem technology with 21st century telecommunications technology, and it's getting to the point where they are no longer compatible - building managers and owners need to start looking at the newer technologies available and move away from old-fashioned telephone lines."

-Richard Sedivy, Director of Marketing and Regulatory Affairs for DoorKing

GuestOf

Survey conducted by Schlage and Wakefield Research

The Problem

As real estate adopts new technology to remain competitive, only the newest construction can afford to install the latest smart home gadgets. Property managers need to adopt technology that makes their tenants' lives better while allowing affordable & flexible payment options.

*"Our **biggest challenge** is simply competing with the status quo and **shifting the adoption curve forward** – almost everyone sees our system and thinks that it will inevitably end up in their buildings, the question is whether or not it will end up in their buildings **this year or five years from now**."*

-Luke Schoenfelder, CEO & Co-founder of Latch



Why GuestOf


Post Brothers

"I'm a big fan of GuestOf – I use it for my own key, my friends, and my cleaner when I'm not around"

-Chris, Tenant

"I can't think of a complaint - the residents love GuestOf, and it's easy for me to use. When I move a new resident in they're always excited to go download the app and get started."

-Margaret, Property Manager

Three Year Cost, 100 Unit Building

 ButterflyMX	$15,600
 LATCH	$54,699
 VIRTUAL DOORMAN	$92,000
 GuestOf	**$3,497**

GuestOf

Traction


Patent Applied For
Accepted into NextFab RAPID hardware accelerator
$5,000 Ben Franklin Grant
Launch 105 unit pilot
iOS app launched
Pilot converts to first paying customer
$10,000 SAFE Note
Selected as TechCrunch Disrupt SF Featured Startup
Launch paid office pilot
Secure seed funding
Android app launched
Hire Growth Marketing & Dev FTEs
5-10 paying customers
Integrate with Airbnb, Amazon Fresh, Yardi, etc.
Q1 2016
Q3 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Company founded
Prototype Development
Market Testing
Product Launch
Customer Outreach
Future Goals
Growth & Scaling
Partner Integrations

GuestOf

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Market

Anywhere you see a…

…callbox



…card reader



…lock box


Master Lock

You can find GuestOf


GuestOf
Scan Below

$816M – initial
$286M – recurring
20% of US addressable market

$6.4k
Avg. property lifetime value

$11M
Projected revenue by 2020

The figures on these slides were calculated by management and do not represent guarantees of future results, levels of activity, performance, or achievements.

Revenue Model

We offer two simple ways to pay, giving managers the option to pay yearly or shift the subscription to the tenants, who can then opt in

Management Subscription

$0 install fee

$999 / year

50% of customers

Tenant Subscription

$2,499 install fee

$1.99 / tenant / month

50% of customers

25% of tenants pay

The upcoming "Key Locker" device will be sold for an additional $599 / year in the Management Subscription model, and an additional $1,499 one-time in the Tenant Subscription model. The statements on this slide reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.





















Growth, Distribution & Partnerships

Current

Post Brothers

DATAWATCH SYSTEMS
Leading the Way in Access Control

EMERGENCY RESPONSE ASSOCIATES

GuestOf
Certified Installer Network

In Development

machineQ
A COMCAST SERVICE

Odin PROPERTIES

ALLIANCE RESIDENTIAL COMPANY

1241 CARPENTER STUDIOS

201 Green Street Condos

cribitt.
leap to your next pad

Future

dwelō

vivint. SmartHome

YARDI

amazon fresh

airbnb

STRATIS

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Team



Matt Nicosia, CEO
Marketing, Product & Business Development

MBA in Marketing, Ops Research and Information Systems from Carnegie Mellon University. Marketing consulting experience at ZS Associates, SaaS project management at SAP Ariba.



Andrew Otto, CTO
Software & Technology Development

BS in Mathematics and Statistics from Penn State University. FCAS and MAAA certifications in actuarial science. Managed web and software development at prior startup.

GuestOf



www.guestofapp.com



Appendix – Total Addressable US Market

256
thousand

Multifamily properties with 10+ units

259
thousand

Apartment vacation home listings

1.01
million

Office buildings, 18% of all commercial spaces

Data from National Multifamily Housing Council, EIA CBEC Survey, & AirDNA.co

Appendix – Financial Projections

	2017	**2018**	**2019**	**2020**
# of Customers (buildings)	5	155	1,238	4,933
Revenue (000)	$13	$406	**$3,043**	**$11,067**
Cost (000)	**($24)**	**($447)**	($2,140)	($6,710)



EXHIBIT E

NBC 10's Growing Greater Philadelphia – celebrating the people, places, and projects driving growth across our region.

We're a smart entry system for apartment complexes, so if you want to have somebody over you can just open up an app, send them a key, they scan it at this thing, and it lets them in.